UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 26, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 29/Nov to 03/Dec

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM resolution No. 44/21 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Event: TIM Talks

Bruno Gentil - Business Support Officer at TIM Brasil.

Piero Formica - Compliance Officer at TIM Brasil.

Date and time: November 30th, 2021 at 9:30 AM (BRT).

Link: https://www.youtube.com/c/timbrasil

Topics to be discussed: Digital identity is an extension of who we are, it can provide us with rich experiences and facilitate our daily life, but it can also be our Achilles’ heel... the scenarios sometimes seem scary, is it reality or just fiction?

Maria Antonietta - VP - HR Director at TIM Brasil.

Renato Ciuchini - VP - Head of Strategy & Transformation at TIM Brasil.

Date and time: December 02nd, 2021 at 9:30 AM (BRT).

Link: https://www.youtube.com/c/timbrasil

Topics to be discussed: The penetration of internet access by mobile phone in Brazil, number of cities in Brazil without a presential college degree, the revolution of the quality of Digital Education – EAD, the new formats that allow faster and better learning.

Rio de Janeiro, November 26, 2021.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 26, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer